Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 3, 2024

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 25, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2024 on the Company’s Amendment No. 1 Draft Registration Statement on Form F-1 confidentially submitted on April 25, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

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Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 25, 2024

Cover Page

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

1.	We note your response to prior comment 4. Here and elsewhere as appropriate, please further revise your disclosure regarding cash transfers to quantify the amounts of such transfers as of the date of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of the Revised Draft Registration Statement.

Prospectus Summary

Cash Flows through Our Organization, page 6

2.	We note your revisions in response to prior comment 16. Please further supplement your discussion of cash transfer restrictions in this section to address all limitations and restrictions acknowledged in the related risk factor disclosure. For example, we note your statement that your PRC subsidiaries “...will not be able to [issue dividends] until they generate accumulated profits and meet the requirements for statutory reserve funds,” but the related PRC regulations are not expressly discussed in this section. We also note that the Enterprise Income Tax Law is identified as an applicable regulation on page 48 but not acknowledged here.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

PRC CSRC Filing and Reporting Requirements, page 10

3.	We note your response to prior comment 11 and reissue in part. Please revise to disclose as potential penalties of non-compliance with the Trial Measures warnings from PRC authorities and required revision of filings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 47 of the Revised Draft Registration Statement.

Permissions Required from the PRC Authorities for Our Operations and This Offering, page 11

4.	We note your response to prior comment 13. However, the revised disclosure does not appear to discuss each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. For example, we note the disclosure on page 30 of certain fire safety filings that are necessary to operate the Chagee teahouses. Please revise here to disclose each required permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state affirmatively whether all have been received and any have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

Risk Factors

Risks Relating to Our Business and Industry

We rely on third-party suppliers and service providers to provide..., page 31

5.	We note your response to prior comment 32, particularly the statement that the 28 warehouses used by the company are leased by third-party service vendors. Please revise the reference to “our leased warehouses” in this risk factor to reflect as much, and contextualize your discussion of warehouses elsewhere to clarify that the company does not directly own or lease these properties.

June 3, 2024	2

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 107, 120 and 123 of the Revised Draft Registration Statement.

Risks Relating to Doing Business in China

The approval, filing or other requirements of the CSRC or other PRC..., page 44

6.	Please revise your statement in response to prior comment 23 that you have “fulfilled [y]our main legal obligations under [PRC] cybersecurity, data security, and personal information protection-related regulations.” Clarify whether you have received the required permissions and approvals from the CAC and the extent to which you are or are not compliant with CAC regulations and policies. In this regard, we note that your disclosure elsewhere that you have received the requisite approvals may be contradictory to the language in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2023

Net revenues, page 82

7.	Refer to your response to prior comment 25 and the related revised disclosure. In your disclosure under “Franchised teahouses,” you attribute the increase in net revenues generated from sales of products to the strong demand for store supplies from your franchised stores driven by rapid growth in GMV from your expanding franchised teahouse network. Please expand your discussion to explain why your net revenues from sales of products increased by 980.4% in the nine months ended September 30, 2023 when the GMV only increased by 653.6% during the same period. You also attribute the increases in net revenues generated from selling teahouse equipment and franchising and other services to the increase in number of franchised teahouses. Please explain why your net revenues from selling teahouse equipment and franchising and other services increased by 1,929.3% and 1,049.5% in the nine months ended September 30, 2023, respectively, when your number of franchised teahouses only increased by 257.6% during the same period. In your explanation, please quantify and analyze all material factors including the changes attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

The Company acknowledges the Staff’s observations on the disproportionate increase in net revenues relative to the increase in GMV and number of teahouses. In response to the Staff’s comments, the Company further submits as follows:

(i)	Increase in net revenues from sales of products versus GMV growth

The increase in the volume of goods sold to franchised teahouses (which was generally in line with GMV growth), along with the rise in their selling prices, collectively contributed to the rapid increase in net revenues from sales of products throughout 2023. Compared to the rising selling prices, the increase in sales volume was the more prominent driver of the net revenue growth.

To further quantify the changes attributable to increased sales volume versus rising selling prices, the Company has enhanced its disclosure on page 83 of the Revised Draft Registration Statement by adding two operating metrics, namely the year-over-year growth of (i) the number of cups of drink sold by franchised teahouses in China in 2023 compared to 2022, which represents the increase in sales volume, and (ii) net revenues generated from sales of raw materials and packaging materials per cup sold by franchised teahouses in China, which reflects the net revenue increase attributable to adjustments of selling prices for such goods sold to franchised stores. With these two metrics, the Company believes that it provides investors with sufficient information to quantify the reasons for its rapid revenue increase (in addition to growth in overall scale as represented by GMV).

June 3, 2024	3

(ii)	Increase in net revenues from selling teahouse equipment versus franchised teahouse network expansion

As part of the “tea tech” initiatives, the Company upgraded teahouse equipment used throughout its teahouse network in 2023 to improve automation, standardization and digitalization of teahouse operations. The new automated, smart teahouse equipment, such as the teaspresso-making machines, express chill iced tea makers and automated tea making machines, is more expensive compared to the older versions. Such new equipment was not only installed in newly opened franchised teahouses but also in existing stores to replace old equipment, which resulted in a substantial increase in net revenues generated from sales of teahouse equipment. The Company has enhanced its disclosure on page 84 of the Revised Draft Registration Statement accordingly.

(iii)	Increase in net revenues from franchising and other services versus franchised teahouse network expansion

The rates of franchise and other related service fees paid by its franchised teahouse network remained substantially the same in 2023 as in 2022.

In addition to network expansion, another reason for the substantial increase in net revenues from franchising and other services in 2023 was the reduction in fee waivers previously granted to select franchisees. These waivers, offered to attract franchisees and increase brand awareness in 2022, were narrowed in scope and extent in 2023. Consequently, the net revenues from franchising and other services increased significantly.

However, quantifying the “loss” of net revenues that would have been recorded absent these fee waivers is challenging. For instance, if the Company had not granted these fee waivers, some franchisees might have shut down their teahouses and/or chosen other brands, resulting in no net revenues from those sources regardless. Nevertheless, the Company has enhanced its disclosure on page 84 of the Revised Draft Registration Statement to include the impact of these fee waivers as a supplemental factor affecting net revenues from franchising and other services.

Business

The Chagee Teahouse Network

Our Rapidly Growing Teahouse Network, page 110

8.	We note your response to prior comment 30 and reissue in part. Please revise to estimate how long your recent growth rate within the China market will remain sustainable if continued and state the basis for this estimate. In this regard, we note your disclosure that you expect to expand your teahouse network in 2024 at a rate comparable to 2023, but it remains unclear how long you believe this growth rate may continue. Revise your risk factor disclosure, such as where you discuss your historical growth rates on page 23, to the extent appropriate.

The Company advises the Staff that as disclosed, it operates in a dynamic and competitive market, which exposes its future growth to various factors beyond the Company’s control, as outlined in the risk factor titled “If we are unable to successfully manage our growth, our business and prospects may be materially and adversely affected” on page 24 of the Revised Draft Registration Statement. While the management believes the Company is well positioned to compete effectively and sustain growth in the near future, it is challenging to predict how long the current growth rate will continue. By supplementing a growth rate projection for 2024, the management has provided a good faith, meaningful guidance to prospective investors based on currently available information. Nevertheless, in response to the Staff’s concerns, the Company has enhanced disclosure on pages 24 and 25 of the Revised Draft Registration Statement to underscore the risk of it not being able to maintain the current growth rate and cross-referenced such supplemental disclosure on page 113.

June 3, 2024	4

Franchise Network Management, page 114

9.	We note your response to prior comment 29, particularly your disclosure that “revenues from [y]our five largest franchise partners in aggregate accounted for approximately 5% of [y]our total revenues.” Please revise to clarify whether these franchise partners are “largest” in terms of number of franchised stores or some other metric. Further clarify whether the revenues that account for 5% of your total revenues refers to franchising and other service fees directly received from these partners, sale of products to the teahouses franchised by these partners, or both.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 140

10.	Please revise to include the compensation paid to officers and directors as of your most recent fiscal year end.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement.

Related Party Transactions, page 146

11.	We note your response to prior comment 34 and reissue in part. For each transaction and arrangement that you disclose in this section, including by cross-reference, please revise to identify all related parties. For example, the “three shareholders, that are also employees, of the Company” involved in the July 2023 share exchange disclosed in this section are not identified, and while you cross-reference a discussion of certain share issuances on page 156, it is unclear whether and how the entities listed (e.g., Partea Ltd., TasTea Ltd., TeaBrew Limited, etc.) are related parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

16. Share Based Compensation Expenses

Options Granted to Employees, page F-36

12.	In the first paragraph of page F-37, you disclose the equity settled component of your share-based awards vest based on continued service and a completion of an IPO. Please confirm all the equity settled component of your share-based awards that you issued so far vest based on continued service and a completion of an IPO as there are no vested options. In addition, revise the third to last paragraph on page F-36 to specify that the equity settled component of your share-based awards vest based on continued service and a completion of an IPO.

June 3, 2024	5

In response to the Staff’s comment, the Company confirms that all the equity settled component of its share-based awards that it issued so far vest based on continued service and a completion of an IPO as there are no vested options. Accordingly, the Company has revised the disclosure on page F-33 of the Revised Draft Registration Statement as follows:

The options granted under the 2021 Plan have a nominal exercise price and a contractual term of eight years and were granted with the term that either (i) 100% vested on March 31 of the following year from the day of the grant; or (ii) 25% vested on March 31 of each of the following four years from the day of the grant. Under the 2021 Plan, options are only exercisable subject to the grantee’s continuous services and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should the grantee’s employment be terminated before the Company’s IPO.

The grantees can exercise vested options before the earlier of: (1) expiration of its contractual term (i.e., eight years after its grant date); or (2) upon the grantee terminating their employment if the vested option has not been exercised.

Pursuant to the share-based award agreement, if the grantee voluntarily resigns, the Group is entitled to repurchase the shares obtained and held by the grantee from the exercise of options under the 2021 Plan, for which the repurchase price is calculated based on the most recent round of equity financing of the Group. The repurchase right shall become effectively lapsed should the Company complete an IPO. The Group considers such a repurchase term substantive, therefore the share-based awards are considered to have two components (i) a cash settled component that vests based on the continued service; and (ii) an equity settled component that vests based on the continued service and the Company completes the IPO. The portion of cash settled awards are accounted for as liability-classified awards and remeasured to an updated fair value at each reporting date until the awards are settled.

General

13.	Please update the financial statements included in the filing in compliance with Item 4(a) of Form F-1 and Item 8.A.4 of Form 20-F to include the financial statements for the fiscal year ended December 31, 2023. Update the associated financial information in applicable sections of the filing as appropriate.

The Company has included the financial statements for the year ended December 31, 2023 in the Revised Draft Registration Statement and has updated all relevant operational and financial information throughout the Revised Draft Registration Statement as appropriate. The Company will further include 2024 interim financial statements and other related disclosure as appropriate in future amendments to the Revised Draft Registration Statement.

14.	We note your response to prior comment 6, particularly that there is one entity incorporated under the laws of Hong Kong in your corporate structure that does appear to conduct operations. Please revise to disclose this where appropriate in the prospectus, including the cover page, and discuss any applicable laws and regulations in Hong Kong, as well as related risks and consequences. Example of location-specific regulations that should be discussed include China's Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Revise the definition of “China” to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Finally, tell us what consideration you gave to including this subsidiary in your organizational chart.

June 3, 2024	6

The Company clarifies that, as mentioned in its response to prior comment #6, CHAGEE (HK) Corporate Management Co., Limited is a shell company without any business operations. As of the date of this submission, this Hong Kong entity has not generated any revenue or income, and the Company does not plan to conduct any business operations through this Hong Kong entity. Consequently, due to its operational and financial insignificance, this Hong Kong entity has not been included in the Company’s organizational chart. To avoid confusion to investors, references to Hong Kong have therefore been removed from the cover page and from the relevant disclosure on pages 6 and 9 where the Company discusses potential limitations on intra-group cash transfers.

The Company further advises the Staff that since it currently does not operate any teahouse, whether directly or through a franchise model, in Hong Kong, the Company is not subject to Hong Kong’s data security or anti-monopoly laws and regulations. In addition, PRC laws in these areas do not apply to businesses operated in Hong Kong, given Hong Kong’s legal status as a special administrative region with high level of autonomy.

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June 3, 2024	7

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Robert Derrett, Partner
PricewaterhouseCoopers Zhong Tian LLP

June 3, 2024	8